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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment 1)*

                                   INCO LTD.
--------------------------------------------------------------------------------
                                Name of Issuer

                               CLASS VBN SHARES
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   453258709
--------------------------------------------------------------------------------
                                 CUSIP Number

            Cheryl Sorokin, Executive Vice President and Secretary
         BankAmerica Corporation, Corporate Secretary's Office #13018
                555 California Street, San Francisco, CA  94104
                                (415) 622-3530
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications

                                October 1, 1997
--------------------------------------------------------------------------------
             Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement   [ ].  (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

==============================================================================
                                 SCHEDULE 13D
------------------------------------------------------------------------------
  CUSIP NO. 453258709                                           PAGE 2 OF 16
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Contrarian Fund
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC (1,971,900 shares were acquired upon exchange of securities, without payment of funds, in merger of Diamond Fields Resources, Inc., a Canadian Corporation, with Inco Limited, a Canadian Corporation. The remaining shares were purchased using working capital of the fund.)
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      MASSACHUSETTS
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,346,550
       OWNED
                   -----------------------------------------------------------
     BY EACH              SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
                   -----------------------------------------------------------
   PERSON WITH            SHARED DISPOSITIVE POWER
                    10
                          3,346,550
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,346,550
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IV
==============================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

==============================================================================
                                 SCHEDULE 13D
------------------------------------------------------------------------------
  CUSIP NO. 453258709                                      PAGE 3 OF 16
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Robertson Stephens Orphan Fund
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC (763,700 shares were acquired upon exchange of securities, without payment of funds, in merger of Diamond Fields Resources, Inc., a Canadian Corporation, with Inco Limited, a Canadian Corporation. The remaining shares were purchased using working capital of the fund.)
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,443,200
       OWNED
                   -----------------------------------------------------------
     BY EACH              SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
                   -----------------------------------------------------------
   PERSON WITH            SHARED DISPOSITIVE POWER
                    10
                          1,443,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,443,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
==============================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

==============================================================================
                                 SCHEDULE 13D
------------------------------------------------------------------------------
  CUSIP NO. 453258709                                      PAGE 4 OF 16
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bayview Holdings, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,177,750 shares (Includes shares held by The
      OWNED               Robertson Stephens Orphan Fund of which Robertson,
                          Stephens & Co. Investment Management, L.P. and Bayview
                          Investors, Ltd. are the general partners. Bayview
    BY EACH               Holdings, Inc. is managing member of Robertson,
                          Stephens & Company Private Equity Group, L.L.C. which
                          is general partner of Bayview Investors, Ltd. Includes
   REPORTING              shares held by The Robertson Stephens Orphan Offshore
                          Fund, L.P. of which Robertson, Stephens & Co.
                          Investment Management, L.P. is the general partner.
  PERSON WITH             Includes shares held by The Contrarian Fund of which
                          Robertson, Stephens & Co. Investment Management, L.P.
                          is investment adviser. Includes shares held by The
                          Robertson Stephens Global Natural Resources Fund of
                          which Robertson, Stephens & Co. Investment Management,
                          L.P. is investment adviser. See Item 5.) Bayview
                          Holdings, Inc. is general partner of Robertson,
                          Stephens & Company Investment Management, L.P.
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     9
                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          5,177,750
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,177,750
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
==============================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

==============================================================================
                                 SCHEDULE 13D
------------------------------------------------------------------------------
  CUSIP NO. 453258709                                      PAGE 5 OF 16
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bayview Investors, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,443,200 shares held by The Robertson Stephens Orphan
      OWNED               Fund of which Robertson, Stephens & Co. Investment
                          Management, L.P. and Bayview Investors, Ltd. are the
     BY EACH              general partners.
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
   PERSON WITH            0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          1,443,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,443,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
==============================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

==============================================================================
                                 SCHEDULE 13D
------------------------------------------------------------------------------
  CUSIP NO. 453258709                                      PAGE 6 OF 16
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robertson, Stephens & Company Investment Management, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,177,750 shares (Includes shares held by The
      OWNED               Robertson Stephens Orphan Fund of which Robertson,
                          Stephens & Co. Investment Management, L.P. and Bayview
     BY EACH              Investors, Ltd. are the general partners. Includes
                          shares held by The Robertson Stephens Orphan Offshore
    REPORTING             Fund of which Robertson, Stephens & Co. Investment
                          Management, L.P. is the general partner. Includes
   PERSON WITH            shares held by The Contrarian Fund of which Robertson,
                          Stephens & Co. Investment Management, L.P. is
                          investment adviser. Includes shares held by The
                          Robertson Stephens Global Natural Resources Fund of
                          which Robertson, Stephens & Co. Investment Management,
                          L.P. is investment adviser. See Item 5.)
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     9
                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          5,177,750
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,177,750
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA
==============================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

==============================================================================
                                 SCHEDULE 13D
------------------------------------------------------------------------------
  CUSIP NO. 453258709                                      PAGE 7 OF 16
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,177,750 shares (Includes shares held by The
      OWNED               Robertson Stephens Orphan Fund of which Robertson,
                          Stephens & Co. Investment Management, L.P. and Bayview
     BY EACH              Investors, Ltd. are the general partners. Bayview
                          Holdings, Inc. is managing member of Robertson,
    REPORTING             Stephens & Company Private Equity Group, L.L.C. which
                          is general partner of Bayview Investors, Ltd. Includes
   PERSON WITH            shares held by The Robertson Stephens Orphan Offshore
                          Fund of which Robertson, Stephens & Co. Investment
                          Management, L.P. is the general partner. Includes
                          shares held by The Contrarian Fund of which
                          Robertson, Stephens & Co. Investment Management, L.P.
                          is investment adviser. Includes shares held by The
                          Robertson Stephens Global Natural Resources Fund of
                          which Robertson, Stephens & Co. Investment Management,
                          L.P. is investment adviser. BankAmerica Corporation
                          owns Robertson Stephens Investment Management Co.
                          which owns Bayview Holdings, Inc. Bayview Holdings,
                          Inc. is general partner of Robertson, Stephens &
                          Company Investment Management, L.P. See Item 5.)
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     9
                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          5,177,750
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,177,750
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
==============================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

==============================================================================
                                 SCHEDULE 13D
------------------------------------------------------------------------------
  CUSIP NO. 453258709                                      PAGE 8 OF 16
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robertson Stephens Investment Management Co.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,177,750 shares (Includes shares held by The
      OWNED               Robertson Stephens Orphan Fund of which Robertson,
                          Stephens & Co. Investment Management, L.P. and Bayview
     BY EACH              Investors, Ltd. are the general partners. Bayview
                          Holdings, Inc. is managing member of Robertson,
    REPORTING             Stephens & Company Private Equity Group, L.L.C. which
                          is general partner of Bayview Investors, Ltd. Includes
   PERSON WITH            shares held by The Robertson Stephens Orphan Offshore
                          Fund of which Robertson, Stephens & Co. Investment
                          Management, L.P. is the general partner. Includes
                          shares held by The Contrarian Fund of which Robertson,
                          Stephens & Co. Investment Management, L.P. is
                          investment adviser. Includes shares held by The
                          Robertson Stephens Global Natural Resources Fund of
                          which Robertson, Stephens & Co. Investment Management,
                          L.P. is investment adviser. Robertson Stephens
                          Investment Management Co. owns Bayview Holding, Inc.
                          which is general partner of Robertson, Stephens & Co.
                          Investment Management, L.P. See Item 5.)
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     9
                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          5,177,750
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,177,750
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
==============================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

==============================================================================
                                 SCHEDULE 13D
------------------------------------------------------------------------------
  CUSIP NO. 453258709                                      PAGE 9 OF 16
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robertson, Stephens & Company Private Equity Group, L.L.C.,
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,443,200 shares (Includes 1,443,200 shares held by
      OWNED               The Robertson Stephens Orphan Fund of which Robertson,
                          Stephens & Company Investment Management, L.P. and
     BY EACH              Bayview Investors, Ltd. are general partners.
                          Robertson, Stephens & Company Private Equity Group,
    REPORTING             L.L.C. is general partner of Bayview Investors, Ltd.
                          Bayview Holdings, Inc. is managing member of
   PERSON WITH            Robertson, Stephens & Company Private Equity Group,
                          L.L.C.)
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     9
                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          1,443,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,443,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
==============================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP NO. 453258709                                              PAGE 10 OF 16

ITEM 1:  SECURITY AND ISSUER.

     This Amended Schedule 13D is filed with respect to the Class VBN shares of Inco Limited, located at 145 King Street West, Suite 1500, Toronto, Ontario, Canada (the "Company").


ITEM 2:  IDENTITY AND BACKGROUND.
         -----------------------

     The Amended Schedule 13D is filed on behalf of The Robertson Stephens Contrarian Fund ("Contrarian"), The Robertson Stephens Orphan Fund ("Orphan"), Bayview Investors, Ltd. ("Bayview"), BankAmerica Corporation ("Bank"), Robertson Stephens & Co. Investment Management, L.P. ("Investment Adviser"), Robertson, Stephens & Company Private Equity Group, L.L.C. ("Private Equity Group"), Bayview Holdings, Inc. ("Bayview Holdings"), and Robertson Stephens Investment Management Company ("Robertson Parent") collectively known as the Filing Parties.

     This Amended Schedule 13D relates to the direct beneficial ownership in the shares of the Company by Contrarian, The Robertson Stephens Global Natural Resources Fund ("Natural Resources"), Orphan, and The Robertson Stephens Orphan Offshore Fund, L.P. ("Orphan Offshore") (the "Funds") and the indirect beneficial ownership by Investment Adviser, Bank, Private Equity Group, Bayview Holdings, Robertson Parent, and Bayview.


I. (a) Contrarian is a series of Robertson Stephens Investment Trust ("RSIT"), a Massachusetts business trust. Its investment adviser is Investment Adviser.

     (b)  555 California Street, Suite 2600
          San Francisco, CA  94104
          (principal office and principal place of business)

     (c)  registered investment company


II   (a)  Natural Resources is a series of RSIT.  Its investment adviser is
          Investment Adviser.

     (b)  555 California Street, Suite 2600
          San Francisco, CA  94104
          (principal office and principal place of business)

     (c)  registered investment company


III. (a) Orphan is a California limited partnership. Investment Adviser and Bayview are the general partners.

     (b)  555 California Street, Suite 2600
          San Francisco, CA  94104
          (principal office and principal place of business)

CUSIP NO. 453258709                                              PAGE 11 OF 16

      (c)  investments in securities


IV.   (a)  Bayview is a California limited partnership and general partner of
           Orphan.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104
           (principal office and principal place of business)

      (c)  investments in securities


V.    (a)  Orphan Offshore is a Cayman Islands limited partnership.  Investment
           Adviser is the general partner.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104
           (principal office and principal place of business)

      (c)  investments in securities


VI.   (a)  Investment Adviser is a California limited partnership. It is investment adviser to Contrarian, and Natural Resources and general partner to Orphan and Orphan Offshore.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104
           (principal office and principal place of business)

      (c)  registered investment advisor


VII.  (a)  Bayview Holdings is a Delaware corporation. Bayview Holdings, a wholly owned subsidiary of Robertson Parent, is the general partner of Investment Adviser.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104
           (principal office and principal place of business)

      (c)  holding company


VIII. (a)  Bank is a Delaware corporation.  It wholly owns Robertson Parent.

      (b)  Corporate Secretary's Office #13018
           555 California Street
           San Francisco, CA  94104
           (principal office and principal place of business)

CUSIP NO. 453258709                                              PAGE 12 OF 16

     (c)  bank holding company

IX. (a) Robertson Parent is a Delaware corporation. It is wholly owned by Bank. It owns Bayview Holdings.

     (b)  Corporate Secretary's Office #13018
          555 California Street
          San Francisco, CA  94104
          (principal office and principal place of business)

     (c)  holding company

X. (a) Private Equity Group is a Delaware limited liability company. It is general partner of Bayview. Bayview Holdings is managing member of Private Equity Group

     (b)  555 California Street, Suite 2600
          San Francisco, CA  94104

     (c)  holding company

     Certain information regarding the directors and executive officers of the Filing Parties is set forth in Exhibit B attached hereto.

     During the last five years, neither the entities mentioned above, nor, to their best knowledge, any person named in Exhibit B attached hereto, has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     Bank incorporates by reference the material under Item 3, "Legal Proceedings," in its Annual Report on Form 10-K for the year ended December 31, 1996, and the material in its Current Report on Form 8-K for May 5, 1997 (File No. 1-7377).

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
         --------------------------------------------------

     Some of the securities were acquired as a result of the merger of Diamond Fields Resources Inc. and Inco Limited. Other securities with respect to which this Amended Schedule 13D is filed were purchased by the Funds using working capital contributed by their respective partners and shareholders.

ITEM 4:  PURPOSE OF TRANSACTION:
         -----------------------

     This filing is being made to report the beneficial ownership of securities held by Robertson Stephens which may be imputed to Bank and certain of its subsidiaries due to Bank's recent acquisition of that company. The filing of this statement shall not be construed as an admission that Bank, Bayview Holdings or Robertson Parent is, for the purposes of Section 13(d), or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

CUSIP NO. 453258709                                              PAGE 13 OF 16

     The securities were purchased by the Funds in the ordinary course of business and not with the intention nor effect of changing or influencing control of the Company. The reporting persons may sell all or part or acquire additional securities of the Company depending on market conditions and other economic factors.

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER.

     (a) (b) The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Amended Schedule 13D that are beneficially owned by the persons listed in Item 2 are as follows:


                             No. of Shares
     Name of                  Beneficially    Percentage of
     Beneficial Owner(1)             Owned            Class
     ------------------------------------------------------

     Contrarian                  3,346,550            12.9%
     Orphan                      1,443,200             5.6%
     Bayview                     1,443,200             5.6%
     Natural Resources              40,000             .15%
     Orphan Offshore               348,000             1.3%
     Investment Adviser          5,177,750            20.0%
     Bayview Holdings            5,177,750            20.0%
     Bank                        5,177,750            20.0%
     Robertson Parent            5,177,750            20.0%
     Private Equity Group        1,443,200             5.6%

(1) As reflected in the cover pages, which are incorporated by reference, certain of the reporting parties may be deemed to have beneficial ownership of holdings of the Funds due to their management of portfolio investments for the Funds, or due to their ownership of entities which provide such management.

     (c) THE FOLLOWING IS A LIST OF TRANSACTIONS BY THE FILING PARTIES IN THE LAST 60 DAYS.

           Entity       Date       Shares       Price       Transaction
           ------       ----       ------       -----       -----------

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
----------------------------

     See Item 5.

CUSIP NO. 453258709                                              PAGE 14 OF 16

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         ---------------------------------

     Exhibit A  -   Joint Filing Agreement
     Exhibit B  -   Directors and Executive Officers (or persons serving in
                    similar capacities) of the Filing Parties

CUSIP NO. 453258709                                              PAGE 15 OF 16

SIGNATURE
---------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    October 10, 1997


          THE CONTRARIAN FUND, A REGISTERED INVESTMENT COMPANY*

          THE ROBERTSON STEPHENS ORPHAN FUND, A CALIFORNIA LIMITED PARTNERSHIP*

          BAYVIEW INVESTORS, LTD., A CALIFORNIA LIMITED PARTNERSHIP*

          ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P., A CALIFORNIA LIMITED PARTNERSHIP*

          BANKAMERICA CORPORATION*

          ROBERTSON STEPHENS INVESTMENT MANAGEMENT COMPANY*

          ROBERTSON, STEPHENS & COMPANY PRIVATE EQUITY GROUP, L.L.C.*

          BAYVIEW HOLDINGS, INC.*


*By:      /s/  JEFFREY R. LAPIC

          Jeffrey R. Lapic
          Assistant General Counsel of
          Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact

CUSIP NO. 453258709                                              PAGE 16 OF 16

                                   Exhibit A

                            Joint Filing Agreement

     The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  October 10, 1997


          THE CONTRARIAN FUND, A REGISTERED INVESTMENT COMPANY*

          THE ROBERTSON STEPHENS ORPHAN FUND, A CALIFORNIA LIMITED
          PARTNERSHIP*

          BAYVIEW INVESTORS, LTD., A CALIFORNIA LIMITED PARTNERSHIP*

          ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P., A CALIFORNIA LIMITED PARTNERSHIP*

          BANKAMERICA CORPORATION*

          ROBERTSON STEPHENS INVESTMENT MANAGEMENT COMPANY*

          ROBERTSON, STEPHENS & COMPANY PRIVATE EQUITY GROUP, L.L.C.*

          BAYVIEW HOLDINGS, INC.*

*By:      /s/  JEFFREY R. LAPIC

          Jeffrey R. Lapic
          Assistant General Counsel of
          Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact

                                   EXHIBIT B

             Directors and Executive Officers of Reporting Parties



                            BankAmerica Corporation

     The following table sets forth information regarding the executive officers and directors of BankAmerica Corporation (directors are indicated by asterisk), all of whom are U.S. citizens and none of whom owns Common Stock of Forstmann & Company, Inc.


*Joseph F.               1955 North Surveyor Ave.       Chairman of the Board and CEO
 Alibrandi               Simi Valley, CA  93063         Whittaker Corporation
                                                        (principal business: aerospace manufacturing)

*Peter B.                270 Lafayette Circle           Chairman of the Board and
 Bedford                 Lafayette, CA  94549           Chief Executive Officer
                                                        Bedford Property Investors, Inc.
                                                        (principal business: real estate investment trust)

 Kathleen J.             555 California Street          Vice Chairman and Personnel Relations Officer
 Burke                   San Francisco, CA  94104       Bank of America NT&SA
                                                        (principal business: banking and finance)

*Richard A.              123 Mission St.                Retired
 Clarke                  San Francisco, CA  94106

*David A.                555 California Street          Chairman of the Board, President
 Coulter                 San Francisco, CA  94104       and Chief Executive Officer
                                                        Bank of America NT&SA
                                                        (principal business: banking and finance)

*Timm F.                 c/o Hallmark Cards, Inc.       Retired
 Crull                   1024 E. Balboa Blvd.
                         Newport Beach, CA  92661

*Kathleen                147 Clifton Street             President
 Feldstein               Belmont, MA  02178             Economics Studies, Inc.
                                                        (principal business: economics consulting)

*Donald E.               Pacific Telesis Center         Chairman Emeritus
 Guinn                   130 Kearny St.                 Pacific Telesis Group
                         San Francisco, CA  94108       (principal business: telecommunications)

*Frank L.                2726 Shelter Island Dr.        Consulting Architect
 Hope                    San Diego, CA  92106           (principal business: architecture)

 H. Eugene               555 California Street          President, Global Retail Bank
 Lockhart                San Francisco, CA  94104       Bank of America NT&SA
                                                        (principal business: banking and finance)

*Walter E.               Office of the President        President
 Massey                  830 Westview Drive, S.W.       Morehouse College
                         Atlanta, GA  30314             (principal business: education)

 Jack L.                 555 California Street          Vice Chairman
 Meyers                  San Francisco, CA  94104       Bank of America NT&SA
                                                        (principal business: banking and finance)

 Michael J.              555 California Street          President, Global Wholesale Bank
 Murray                  San Francisco, CA  94104       Bank of America NT&SA
                                                        (principal business: banking and finance)

 Michael E.              555 California Street          Vice Chairman and
 O'Neill                 San Francisco, CA  94104       Chief Financial Officer
                                                        Bank of America NT&SA
                                                        (principal business: banking and finance)

*John M.                227 West Monroe Street          Of counsel, Wachtell, Lipton, Rosen & Katz
 Richman                Chicago, IL  60606              (principal business: law)

*Sanford Robertson      555 California Street           (principal business: banking and finance)
                        San Francisco, CA  94104

*Richard M.             555 California Street           Retired
 Rosenberg              San Francisco, CA  94104

*A. Michael             Memorial Way, Room 140          Dean of Graduate School of Business
 Spence                 Stanford, CA  94305             Stanford University
                                                        (principal business: education)

 Martin A.              555 California Street           Vice Chairman
 Stein                  San Francisco, CA  94104        Bank of America NT&SA
                                                        (principal business: banking and finance)

*Solomon D.             1801 California Street          President and Chief Executive Officer
 Trujillo               Denver, CO  80202               US West Communications Group
                                                        (principal business: communication)

                                   EXHIBIT B

             Directors and Executive Officers of Reporting Parties

                 Robertson Stephens Investment Management Co.



     The following table sets forth information regarding the executive officers and directors of Robertson Stephens Investment Management Co. (directors are indicated by asterisk), all of whom are U.S. citizens and none of whom own securities of the issuer referred to in the attached filing.

*    Michael J.      555 California Street      Chairman and President,
     Murray          San Francisco, CA  94104   Robertson Stephens Investment Management Co.
                                                (holding company)

                                                        and

                     555 California Street      President, Global Wholesale Bank
                     San Francisco, CA  94104   Bank of America NT&SA
                                                (principal business: banking and finance)


                            Bayview Holdings, Inc.



     The following table sets forth information regarding the executive officers and directors of Bayview Holdings, Inc. (directors indicated by asterisk), all of whom are U.S. citizens and none of whom own securities of the issuer referred to in the attached filing.

*    G. Randall      555 California Street      Chairman of the Board and President
     Hecht           San Francisco, CA  94104   Bayview Holdings, Inc.
                                                (principal business: holding company)

     Terry R. Otton  555 California Street     Vice President and Chief Financial Officer
                     San Francisco, CA  94104  Bayview Holdings, Inc.
                                               (principal business: holding company)

                                                       and

                     555 California Street     Managing Director
                     San Francisco, CA  94104  BancAmerica Robertson Stephens
                                               (principal business: holding company)

                        BancAmerica Robertson Stephens


     The following table sets forth information regarding the executive officers and directors of Bayview Holdings, Inc. (directors are indicated by asterisk), all of whom are U.S. citizens and none of whom own securities of the issuer referred to in the attached filing.

     Keith C. Barnish     555 California Street     Senior Managing Director
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Walter J.            555 California Street     Senior Managing Director
     Bloomenthal          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Gregg H. Byers       555 California Street     (principal business: securities brokerage,
                          San Francisco, CA  94104  investment banking)

     Gideon Y.            555 California Street     Senior Managing Director
     Cohen                San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Mark S.              555 California Street     Senior Managing Director
     Dawley               San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Robert L. Emery      555 California Street     Managing Director
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Martin               555 California Street     Senior Managing Director
     Essenberg            San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Gene S.              555 California Street     Senior Managing Director
     Evenskaas            San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Alison L. Falls      555 California Street     Senior Managing Director
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Zed S. Francis, III  555 California Street     (principal business: securities brokerage,
                          San Francisco, CA  94104  investment banking)

     David J.             555 California Street     Senior Managing Director
     Fullerton            San Francisco, CA  94104  (principal business: securities brokerage,


                                                    investment banking)

     Jonathan Hakala      555 California Street     Senior Managing Director
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    David Halstead       555 California Street     (principal business: securities brokerage,
                          San Francisco, CA  94104  investment banking)

     Gregory V.           555 California Street     Senior Managing Director
     Johnson              San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    H. David Johnson     555 California Street     Senior Managing Director, Chief Operating Officer,
                          San Francisco, CA  94104  Chief Financial Officer and Secretary
                                                    (principal business: securities brokerage,
                                                    investment banking)

*    Michael G.           555 California Street     Managing Director
     McCaffery            San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Steven T.            555 California Street     Senior Managing Director
     Monahan, Jr.         San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Katherine            555 California Street     Senior Managing Director
     Pattison             San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Robert T.            555 California Street     Chairman of the Board
     Slaymaker            San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Michael A.           555 California Street     Senior Managing Director
     Smith                San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Anthony J.           555 California Street     Senior Managing Director
     Taddey               San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Charles B. Truett    555 California Street     Senior Credit Officer
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)